BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms. 300 Park Avenue, Suite 900 San Jose, CA 95110 Tel: 408-278-0220 Fax: 408-278-0230 www.bdo.com October 10, 2022   Securities and Exchange Commission 100 F. Street, NE Washington, D.C. 20549     We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on October 5, 2022, to be filed by our former client, Alpha and Omega Semiconductor Limited. We agree with the statements made in response to that Item insofar as they relate to our Firm.     Very truly yours,   BDO USA LLP